UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
 EXCHANGE ACT OF 1934

For the month of November 2016

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

10, Akti Kondili
185 45, Piraeus
 Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this Report on Form 6-K is a copy of the press release of Aegean Marine Petroleum Network Inc. (the "Company"), dated November 16, 2016, announcing the Company's financial and operating results for the third quarter ended September 30, 2016.

Attached as Exhibit 2 is a copy of the Company's consolidated financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC. (registrant)

Dated: November 16, 2016	By:	/s/ E. Nikolas Tavlarios
		Name:	/s/ E. Nikolas Tavlarios
		Title:	President

Exhibit 1
Aegean Marine Petroleum Network Inc.
Announces Third Quarter 2016 Financial Results

New York, NY, November 16, 2016 – Aegean Marine Petroleum Network Inc. (NYSE: ANW) ("Aegean" or the "Company") today announced financial and operating results for the third quarter ended September 30, 2016.

Third Quarter Financial Highlights

Compared to prior year period:
•	Increased sales volumes to 4,258,954 metric tons.
•	Reported gross profit of $88.4 million.
•	Reported operating income of $22.5 million.
o	Increased operating income adjusted for a loss on sale of non-core vessels and the accelerated vesting of the shares of Aegean's founder ("Accelerated Shares") was $29.6 million.
•	Recorded GAAP net income attributable to Aegean shareholders of $10.6 million or $0.22 basic and diluted earnings per share.
o
Net income adjusted for a loss on sale of non-core vessels and the Accelerated Shares was $17.7 million or $0.36 basic and diluted earnings per share. Pro-forma adjusted EPS, assuming the repurchase of shares occurred at the beginning of the period, was $0.45.

•	Generated adjusted EBITDA of $37.7 million.
•	Sold two non-core vessels, which is expected to result in operating cost reductions of more than $3.0 million on an annual basis.

Third Quarter Operational Highlights

•	Further optimized operations through the sale of two non-core vessels.
•	Strategically relocated certain vessels from lower-activity markets to higher-growth regions.

E. Nikolas Tavlarios, Aegean's President, commented, "We delivered another quarter of solid results against a backdrop of slowness in the container segment and volatile commodity markets. Despite these headwinds, we continue to achieve profitability and strong volumes with our fourth consecutive quarter of selling more than 4 million metric tons of bunker fuel. Our diversified platform, recent expansion in new attractive markets and our back-to-back trading businesses contributed to our growth during the quarter."

Mr. Tavlarios concluded, "Aegean has transformed into a diversified business with operations around the world and we look forward to additional opportunities ahead. We are proud of what we have created and our ability to serve more customers across our global footprint as a leader in the physical supply and marketing of marine fuel. We remain committed to executing our strategic initiatives and leveraging our scale to drive growth and shareholder value."

1

Generating Solid Financial Results

•
Revenue – The Company reported total revenue of $1.1 billion for the third quarter of 2016, an increase of 5.4% compared to the same period in 2015, primarily due to the moderate increase in oil prices. Voyage and other revenues were, $21.2 million, consistent with the same period in 2015.

•
Gross Profit – Gross Profit, which equals total revenue less directly attributable cost of revenue increased by 4.7% to $88.4 million in the third quarter of 2016 compared to $84.4 million in the same period in 2015.

•
Operating Expense – The Company reported operating expense of $65.9 million for the third quarter of 2016, a decrease of $0.8 million or 1.2% compared to the same period in prior year.  Adjusting for the sale of non-core assets and the Accelerated Shares, operating expense was $58.8 million, a decrease of 2.6% compared to the same period in the prior year.

•
Operating Income – Operating income for the third quarter of 2016 adjusted for the sale of non-core assets and the Accelerated Shares was $29.6 million, an increase of 28.7% compared to the same period in the prior year.

•
Net Income – Net income attributable to Aegean shareholders adjusted for the sale of non-core vessels and the Accelerated Shares was $17.7 million, or $0.36 per basic and diluted share, an increase of $5.6 million or 46.3% compared to the same period in 2015. Adjusted pro-forma EPS using the reduced quarter end share count as opposed to a weighted average, was $0.45.

Operational Metrics

•	Sales Volume – For the three months ended September 30, 2016, the Company reported marine fuel sales volumes of 4,258,954 metric tons, an increase of 25.8% compared to the same period in 2015.

•
Adjusted EBITDA Per Metric Ton of Marine Fuel Sold – For the three months ended September 30, 2016, the Company reported adjusted EBITDA per metric ton of marine fuel sold of $8.84. Adjusted EBITDA per metric ton of marine fuel sold in the prior year period was $9.29 per metric ton.

•
Gross Spread Per Metric Ton of Marine Fuel Sold – For the three months ended September 30, 2016, the Company reported gross spread per metric ton of marine fuel sold on an aggregate basis of $18.6. Gross spread per metric ton of marine fuel sold in the prior year period was $21.6.

Liquidity and Capital Resources

•
Net cash provided by operating activities was $34.7 million for the three months ended September 30, 2016. Net income as adjusted for non-cash items (as defined in Note 9 below) was $31.2 million for the same period.

•	Net cash provided by investing activities was $1.1 million for the three months ended September 30, 2016, primarily due to the sale of two non-core vessels.

•	Net cash used in financing activities was $105.8 million for the three months ended September 30, 2016, primarily due to the repurchase of our common stock.

•
The weighted average basic and diluted shares outstanding for the three months ended September 30, 2016, was 46,464,248. The weighted average basic and diluted shares outstanding for the three months ended September 30, 2015 was 47,434,953.

Spyros Gianniotis, Aegean's Chief Financial Officer, stated, "In addition to our strong operational performance, we are taking action to enhance efficiency through the sale of 5 non-core vessels year to date, including two in the third quarter, which will reduce operating costs by $9.5 million annually. We will continue to evaluate our markets and redeploy capital to opportunities we believe will generate the best return.  During the quarter we strengthened our financial flexibility with the renewal of our $1 billion credit facility on improved terms."

2

Summary Consolidated Financial and Other Data (Unaudited)
	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2015	2016	2015	2016
	(in thousands of U.S. dollars, unless otherwise stated)
Income Statement Data:
Revenues - third parties	$1,075,076	$1,133,312	$3,289,132	$2,864,165
Revenues - related companies	6,432	6,244	15,186	15,879
Total revenues	1,081,508	1,139,556	3,304,318	2,880,044
Cost of revenues - third parties	971,698	1,029,942	2,942,082	2,568,063
Cost of revenues– related companies	25,401	21,174	118,724	49,294
Total cost of revenues	997,099	1,051,116	3,060,806	2,617,357
Gross profit	84,409	88,440	243,512	262,687
Operating expenses:
Selling and distribution	50,484	48,206	153,045	148,921
General and administrative	10,551	13,531	31,459	36,850
Amortization of intangible assets	374	303	1,123	900
Loss on sale of vessels	-	3,875	130	6,312
Impairment Charge……………………………………………………………	5,308	-	5,308	-
Operating income	17.692	22,525	52,447	69,704
Net financing cost	(9,468)	(8,319)	(27,607)	(30,157)
Foreign exchange (losses) / gains, net	(93)	(121)	599	(1,804)
Income tax (expense) / benefit	(1,334)	(3,456)	730	(1,811)
Net income	6,797	10,629	26,169	35,932
Less income attributable to non-controlling interest	-	78	-	86
Net income attributable to AMPNI shareholders	$6,797	$10,551	$26,169	$35,846
Basic earnings per share (U.S. dollars)	$0.14	$0.22	$0.53	$0.73
Diluted earnings per share (U.S. dollars)	$0.14	$0.22	$0.53	$0.73

EBITDA(1)	$26,150	$30,546	$78,009	$93,152

Other Financial Data:
Gross spread on marine petroleum products(2)	$74,426	$80,460	$217,809	$242,032
Gross spread on lubricants(2)	1,246	1,114	3,434	2,879
Gross spread on marine fuel(2)	73,180	79,346	214,375	239,153
Gross spread per metric ton of marine fuel sold (U.S. dollars) (2)	21.6	18.6	22.7	19.0
Net cash provided by/(used) in operating activities	$127,506	$34,699	$44,454	$(14,798)
Net cash (used in) / provided by investing activities	(544)	1,076	(8,172)	199
Net cash used in financing activities	(54,168)	(105,819)	(47,497)	(67,328)

Sales Volume Data (Metric Tons): (3)
Total sales volumes	3,386,511	4,258,954	9,452,911	12,564,379

Other Operating Data:
Number of owned bunkering tankers, end of period(4)	49.0	45.0	49.0	45.0
Average number of owned bunkering tankers(4)(5)	49.0	46.0	48.7	47.8
Special Purpose Vessels, end of period(6)	1.0	1.0	1.0	1.0
Number of operating storage facilities, end of period(7)	14.0	14.0	14.0	14.0

3

Summary Consolidated Financial and Other Data (Unaudited)

	As of December 31, 2015	As of September 30, 2016

	(in thousands of U.S. dollars, unless otherwise stated)
Balance Sheet Data:
Cash and cash equivalents	139,314	57,973
Gross trade receivables	317,152	429,661
Allowance for doubtful accounts	(7,278)	7,911
Inventories	114,531	180,716
Current assets	730,950	781,410
Total assets	1,450,011	1,472,552
Trade payables	72,417	99,512
Current liabilities (including current portion of long-term debt)	389,109	473,093
Total debt	710,015	755,957
Total liabilities	828,485	907,451
Total stockholder's equity	621,526	565,101

Working Capital Data:
Working capital(8)	341,841	308,317
Working capital excluding cash and debt(8)	477,594	576,516

4

Notes:
1.
EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that recorded by other companies. Adjusted EBITDA represents net income before interest, taxes, depreciation and amortization, vessel and investment impairments, gains/losses on vessel disposals and other non-recurring exceptional items. EBITDA and adjusted EBITDA are included herein because they are a basis upon which the Company assesses its operating performance.

Adjusted EBITDA per metric ton of marine fuel sold represents the net income before interest, taxes, depreciation and amortization, vessel and investment impairments, gains/losses on vessel disposals and other non-recurring exceptional items the Company generates per metric ton of marine fuel sold. The Company calculates adjusted EBITDA per metric ton of marine fuel sold by dividing the EBITDA by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants.

The following table reconciles net income attributable to AMPNI to EBITDA, adjusted EBITDA and adjusted EBITDA per metric ton of marine fuel sold for the periods presented:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2015	2016	2015	2016
	(in thousands of U.S. dollars, unless otherwise stated)
Net income to AMPNI shareholders	6,797	10,551	26,169	35,846

Add: Net financing cost including amortization of financing costs	9,468	8,319	27,607	30,157
Add: Income tax (benefit) / expense	1,334	3,456	(730)	1,811
Add: Depreciation and amortization excluding amortization of financing costs	8,551	8,220	24,963	25,338

EBITDA	26,150	30,546	78,009	93,152

Add: Loss on sale of vessels		3,875	130	6,312
Add: Impairment charge	5,308	-	5,308	-
Add: Accelerated vesting of Dimitris Melissandis' shares	-	3,230	-	3,230
Adjusted EBITDA	31,458	37,651	83,447	102,694

Sales volume of marine fuel (metric tons)	3,386,511	4,258,954	9,452,911	12,564,379
Adjusted EBITDA per metric ton of marine fuel sold (U.S. dollars)	9.29	8.84	8.83	8.17

2.
Gross spread on marine petroleum products represents the margin the Company generates on sales of marine fuel and lubricants. Gross spread on marine fuel represents the margin that the Company generates on sales of various classifications of marine fuel oil ("MFO") or marine gas oil ("MGO"). Gross spread on lubricants represents the margin that the Company generates on sales of lubricants. Gross spread on marine petroleum products, gross spread of MFO and gross spread on lubricants are not items recognized by U.S. GAAP and should not be considered as an alternative to gross profit or any other indicator of a Company's operating performance required by U.S. GAAP. The Company's definition of gross spread may not be the same as that used by other companies in the same or other industries. The Company calculates the above-mentioned gross spreads by subtracting from the sales of the respective marine petroleum product the cost of the respective marine petroleum product sold and cargo transportation costs. For arrangements in which the Company physically supplies the respective marine petroleum product using its bunkering tankers, costs of the respective marine petroleum products sold represents amounts paid by the Company for the respective marine petroleum product sold in the relevant reporting period. For arrangements in which the respective marine petroleum product is purchased from the Company's related company, Aegean Oil S.A., or Aegean Oil, cost of the respective marine petroleum products sold represents the total amount paid by the Company to the physical supplier for the respective marine petroleum product and its delivery to the custom arrangements, in which the Company purchases cargos of marine fuel for its floating storage facilities. Transportation costs may be included in the purchase price of marine fuels from the supplier or may be incurred separately from a transportation provider. Gross spread per metric ton of marine fuel sold represents the margin the Company generates per metric ton of marine fuel sold. The Company calculates gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2015	2016	2015	2016
	(in thousands of U.S. dollars, unless otherwise stated)
Sales of marine petroleum products	1,060,342	1,118,441	3,244,375	2,821,064
Less: Cost of marine petroleum products sold	(985,916)	(1,037,981)	(3,026,566)	(2,579,032)
Gross spread on marine petroleum products	74,426	80,460	217,809	242,032
Less: Gross spread on lubricants	(1,246)	(1,114)	(3,434)	(2,879)
Gross spread on marine fuel	73,180	79,346	214,375	239,153

Sales volume of marine fuel (metric tons)	3,386,511	4,258,954	9,452,911	12,564,379

Gross spread per metric ton of marine fuel sold (U.S. dollars)	21.6	18.6	22.7	19.0

5

3.
Sales volume of marine fuel is the volume of sales of various classifications of MFO and MGO for the relevant period and is denominated in metric tons. The Company does not include the sales volume of lubricants in the calculation of gross spread per metric ton of marine fuel sold.

4.	Bunkering fleet comprises both bunkering vessels and barges.

5.
Figure represents average bunkering fleet number for the relevant period, as measured by the sum of the number of days each bunkering tanker or barge was used as part of the fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of bunkering tankers at the end of the period. This figure does not take into account non-operating days due to either scheduled or unscheduled maintenance.

6.	Special Purpose Vessels consists of the Orion, a 550 dwt tanker which is based in our Greek market.

7.
The Company owns two barges, the Mediterranean and Umnenga, as floating storage facilities in Greece and South Africa. The Company also operates on-land storage facilities in Las Palmas, Fujairah, Tangiers, Panama, the U.S.A., Hamburg and Barcelona.

The ownership of storage facilities allows the Company to mitigate its risk of supply shortages. Generally, storage costs are included in the price of refined marine fuel quoted by local suppliers. The Company expects that the ownership of storage facilities will allow it to convert the variable costs of this storage fee mark-up per metric ton quoted by suppliers into fixed costs of operating its owned storage facilities, thus enabling the Company to spread larger sales volumes over a fixed cost base and to decrease its refined fuel costs.

8.
Working capital is defined as current assets minus current liabilities. Working capital excluding cash and debt is defined as current assets minus cash and cash equivalents minus restricted cash minus current liabilities plus short-term borrowings plus current portion of long-term debt.

9.
Net income as adjusted for non-cash items, such as depreciation, provision for doubtful accounts, restricted stock, amortization, deferred income taxes, gain/loss on sale of vessels, impairment losses, unrealized loss/(gain) on derivatives and unrealized foreign exchange loss/(gain), net, is used to assist in evaluating our ability to make quarterly cash distributions. Net income as adjusted for non-cash items is not recognized by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States. The following table reflects the calculation of net income as adjusted for non-cash items for the periods presented:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2015	2016	2015	2016
	(in thousands of U.S. dollars, unless otherwise stated)
Net income	6,797	10,629	26,169	35,932
Add: Depreciation	6,464	6,152	19,100	18,944
Add: (Release of)/Provision for doubtful accounts	(248)	(230)	1,161	1,191
Add: Share based compensation	2,477	5,651	7,442	10,239
Add: Amortization	4,772	4,535	13,786	13,686
Add: Net deferred tax expense / (benefit)	886	1,288	(1,662)	(671)
Add: Unrealized (gain) / loss on derivatives	(6,728)	(742)	10,511	33,452
Add: Loss on sale of vessels	-	3,875	130	6,312
Add: Impairment charge	5,308	-	5,308	-
Add: Unrealized foreign exchange loss / (gain)	89	42	(450)	131
Net income as adjusted for non-cash items	19,817	31,200	81,495	119,216

6

Third Quarter 2016 Dividend Announcement
On November 16, 2016, the Company's Board of Directors declared a third quarter 2016 dividend of $0.02 per share payable on or about December 14, 2016 to shareholders of record as of November 30, 2016. The dividend amount was determined in accordance with the Company's dividend policy of paying cash dividends on a quarterly basis subject to factors including the requirements of Marshall Islands law, future earnings, capital requirements, financial condition, future prospects and such other factors as are determined by the Company's Board of Directors. The Company anticipates retaining most of its future earnings, if any, for use in operations and business expansion.

Conference Call and Webcast Information
Aegean Marine Petroleum Network Inc. will conduct a conference call and simultaneous Internet webcast on Thursday, November 17, 2016 at 8:30 A.M. Eastern Time, to discuss its third quarter results. Investors may access the webcast and related slide presentation, by visiting the Company's website at www.ampni.com, and clicking on the webcast link. The conference call also may be accessed via telephone by dialing (888) 455-2260 (for U.S.-based callers) or 719-325-2144 (for international callers) and enter the passcode: 1842325.

If you are unable to participate at this time, a replay of the call will be available for two weeks at 888-203-1112 or 719-457-0820. Enter the code 1842325 to access the audio replay. The webcast will also be archived on the Company's website:  http://www.ampni.com.

About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in over 30 markets and a team of professionals ready to serve our customers wherever they are around the globe. For additional information please visit: www.ampni.com

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

CONTACTS:
Aegean Marine Petroleum Network Inc.
(212) 430-1098

7

Exhibit 2
AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015
(UNAUDITED)
(Expressed in thousands of U.S. dollars – except for share and per share data)

	September 30, 2016	December 31, 2015
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$57,973	$139,314
Trade receivables, net of allowance for doubtful accounts of $7,911 and $7,278, as of September 30, 2016 and December 31, 2015, respectively	421,750	309,874
Trade receivables from related parties	12,909	18,963
Due from related companies	11,524	6,887
Derivative asset	-	22,416
Inventories	180,716	114,531
Prepayments and other current assets, net of allowances for doubtful accounts of $1,028 and $565 as of September 30, 2016 and December 31, 2015, respectively	91,560	116,004
Deferred tax asset	1,796	2,133
Restricted cash	3,182	828
Total current assets	781,410	730,950

FIXED ASSETS:
Advances for other fixed assets under construction	398	398
Vessels, cost	457,401	480,346
Vessels, accumulated depreciation	(103,560)	(109,328)
Vessels' net book value	353,841	371,018
Other fixed assets, net	240,599	246,783
Total fixed assets	594,838	618,199

OTHER NON-CURRENT ASSETS:
Deferred charges, net	21,640	25,007
Intangible assets	7,878	8,778
Goodwill	66,031	66,031
Other non-current assets	755	1,046
Total non-current assets	96,304	100,862
Total assets	1,472,552	1,450,011

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	303,611	249,497
Current portion of long-term debt	25,743	26,398
Trade payables to third parties	99,510	72,413
Trade payables to related companies	2	4
Other payables to related companies	1,305	1,186
Deferred tax liability	-	990
Derivative liability	9,200	-
Accrued and other current liabilities	33,722	38,621
Total current liabilities	473,093	389,109

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs	426,603	434,120
Deferred tax liability	2,545	2,563
Derivative liability	2,256	420
Other non-current liabilities	2,954	2,273
Total non-current liabilities	434,358	439,376

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 100,000,000 shares authorized at September 30, 2016 and December 31, 2015; 41,375,461 and 51,382,492 shares issued and 39,403,822 and 49,410,853 shares outstanding at September 30, 2016 and December 31, 2015, respectively	414	514
Treasury stock $0.01 par value; 1,971,639 shares repurchased at September 30, 2016 and December 31, 2015	(29,327)	(29,327)
Additional paid-in capital	404,294	394,068
Retained earnings	189,634	256,271
Total AMPNI stockholders' equity	565,015	621,526
Non-controlling interest	86	-
Total equity	565,101	621,526
Total liabilities and equity	$1,472,552	$1,450,011

The accompanying notes are an integral part of these condensed consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015
(UNAUDITED)
(Expressed in thousands of U.S. dollars – except for share and per share data)

	Nine months Ended September 30,
	2016	2015
Revenues
Revenues – third parties	$2,864,165	$3,289,132
Revenues – related companies	15,879	15,186
Total Revenues	2,880,044	3,304,318

Cost of Revenues
Cost of revenues– third parties	2,568,063	2,942,082
Cost of revenues – related companies	49,294	118,724
Total Cost of Revenues	2,617,357	3,060,806

Gross Profit	262,687	243,512

OPERATING EXPENSES:
Selling and distribution	148,921	153,045
General and administrative	36,850	31,459
Amortization of intangible assets	900	1,123
Loss on sale of vessels, net	6,312	130
Impairment charge	-	5,308
Total operating expenses	192,983	191,065

Operating income	69,704	52,447

OTHER INCOME / (EXPENSE):
Interest and finance costs	(30,302)	(27,653)
Interest income	145	46
Foreign exchange (losses) / gains, net	(1,804)	599
Total other expense, net	(31,961)	(27,008)

Income before income taxes	37,743	25,439

Income taxes	(1,811)	730

Net income	35,932	26,169
Net income attributable to non-controlling interest	86	-
Net income attributable to AMPNI shareholders	$35,846	26,169

Basic earnings per common share	$0.73	$0.53
Diluted earnings per common share	$0.73	$0.53

Weighted average number of shares, basic	47,372,496	47,216,050
Weighted average number of shares, diluted	47,372,496	47,216,050

The accompanying notes are an integral part of these condensed consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015
(UNAUDITED)
(Expressed in thousands of U.S. dollars – except for share and per share data)

	Common Stock		Treasury Stock		Additional Paid-in Capital	Retained Earnings	Non-Controlling Interest	Total
	Number of Shares	Par Value	Number of Shares	Value

BALANCE, December 31, 2014	50,242,992	502	(1,971,639)	(29,327)	371,924	224,317	-	$567,416

- Net income	-	-	-	-	-	26,169		26,169
- Dividends declared and paid ($0.04 per share)	-	-	-	-	-	(2,938)	-	(2,938)
Equity component of convertible notes	-	-	-	-	12,114	-	-	12,114
- Share-based compensation	1,141,000	11	-	-	7,431	-	-	7,442
BALANCE, September 30, 2015	51,383,992	513	(1,971,639)	(29,327)	391,469	247,548	-	$610,203

	Common Stock		Treasury Stock		Additional Paid-in Capital	Retained Earnings	Non-Controlling Interest	Total
	Number of Shares	Par Value	Number of Shares	Value

BALANCE, December 31, 2015	51,382,492	514	(1,971,639)	(29,327)	394,068	256,271	-	$621,526

- Net income	-	-	-	-	-	35,846	86	35,932
- Dividends declared and paid ($0.04 per share)	-	-	-	-	-	(3,016)	-	(3,016)
- Repurchase and retirement of common stock	(11,303,031)	(113)	-	-	-	(99,467)	-	(99,580)
- Share-based compensation	1,296,000	13	-	-	10,226	-	-	10,239

BALANCE, September 30, 2016	41,375,461	414	(1,971,639)	(29,327)	404,294	189,634	86	$565,101

The accompanying notes are an integral part of these condensed consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015
(UNAUDITED)
(Expressed in thousands of U.S. dollars)

	Nine Months Ended September 30,
	2016	2015
Cash flows from operating activities:
Net income	$35,932	$26,169
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	18,944	19,100
Provision of doubtful accounts	1,191	1,161
Share-based compensation	10,239	7,442
Amortization	13,686	13,786
Net deferred tax benefit	(671)	(1,662)
Unrealized loss on derivatives	33,452	10,511
Loss on sale of vessels, net	6,312	130
Impairment charge	-	5,308
Unrealized foreign exchange loss / (gain)	131	(450)
Decrease / (Increase) in:
Trade receivables	(107,136)	1,601
Due from related companies	(4,037)	(13,133)
Inventories	(66,185)	(6,832)
Prepayments and other current assets	23,981	18,666
Increase/ (Decrease) in:
Trade payables	27,095	(8,480)
Other payables to related companies	119	474
Accrued and other current liabilities	(4,609)	(21,886)
Decrease / (increase) in other non-current assets	291	(74)
Increase in other non-current liabilities	681	417
Payments for dry-docking	(4,214)	(7,794)
Net cash (used in) / generated by operating activities	(14,798)	44,454

Cash flows from investing activities:
Advances for vessels under construction	-	(2,979)
Vessel acquisitions	(8,667)	-
Advances for other fixed assets under construction	-	(5,366)
Net proceeds from sale of vessels	8,105	49
Net proceeds from sale of vessel to a related party	200	-
Purchase of other fixed assets	(165)	(604)
Decrease in restricted cash	726	728
Net cash generated by / (used in) investing activities	199	(8,172)

Cash flows from financing activities:
Proceeds from long-term debt	13,000	53,613
Repayment of long-term debt	(25,925)	(28,894)
Net change in short-term borrowings	54,114	(64,214)
Repurchases of common stock	(99,580)	-
Increase in restricted cash	(3,080)	-
Financing costs paid	(2,841)	(5,064)
Dividends paid	(3,016)	(2,938)
Net cash provided by financing activities	(67,328)	(47,497)

Effect of exchange rate changes on cash and cash equivalents	586	(2,939)

Net (decrease) in cash and cash equivalents	(81,341)	(14,154)
Cash and cash equivalents at beginning of period	139,314	129,551
Cash and cash equivalents at end of period	$57,973	$115,397

The accompanying notes are an integral part of these condensed consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
 (Expressed in thousands of U.S. dollars –
Except for share and per share data, unless otherwise stated)

1.   Basis of presentation and general information:

The accompanying unaudited condensed consolidated financial statements include the accounts of Aegean Marine Petroleum Network Inc. ("Aegean" or "AMPNI") and its subsidiaries (Aegean and its subsidiaries are hereinafter collectively referred to as the "Company") and have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP") for interim financial information. Accordingly, they do not include all the information and notes required by US GAAP for complete financial statements.

These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair statement of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the nine months ended September 30, 2016 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2016.

These unaudited condensed consolidated financial statements presented in this report should be read in conjunction with the audited consolidated financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2015.

The carrying amounts of cash and cash equivalents, trade accounts receivable, and trade accounts payable reported in the condensed consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts. The fair value of revolving credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. The carrying value approximates the fair market value for the floating rate loans due to their variable interest rate, being EURIBOR, LIBOR or EIBOR. LIBOR, EURIBOR and EIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence floating rate loans are considered Level 2 items in accordance with the fair value hierarchy. The estimated fair value of the Convertible Senior Notes at September 30, 2016 and December 31, 2015, is $134,550 and $116,218, respectively, compared to a carrying value net of finance charges of $122,012 and $118,031, respectively.

2.   Significant accounting policies:

A discussion of the Company's significant accounting policies can be found in the Company's consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2015. There have been no material changes to these policies in the nine-month period ended September 30, 2016.

Debt issuance costs. In April 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2015-03, "Simplifying the Presentation of Debt Issuance Costs," ("ASU 2015-03"), which is effective for fiscal years, and interim periods within those years, beginning after December 15, 2015. ASU 2015-03 requires debt issuance costs to be presented in the balance sheet as a direct deduction from the carrying value of the associated debt liability, consistent with the presentation of a debt discount. The amortization of such costs will continue to be reported as interest expense. Accordingly, the Company has adopted this accounting standard and reclassified the prior-period amounts to conform to the current-period presentation.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
 (Expressed in thousands of U.S. dollars –
Except for share and per share data, unless otherwise stated)

The retrospective effect of our adoption of ASU 2015-03, which affected only the presentation of deferred debt issuance costs in our Consolidated Balance Sheets at December 31, 2015, is as follows:

	Deferred charges, net	Long-term Debt
	(In thousands)
Amount as previously presented, before adoption of ASU 2015-03	$31,652	$440,765
Deferred debt issuance costs	(6,645)	(6,645)

Amount as restated, after adoption of ASU 2015-03	$25,007	$434,120

3.  Trade accounts receivables factoring agreement

In connection with the factoring agreement, renewed on November 14, 2016 and valid until November 14, 2017, the Company sold $98,922 and $91,714 of trade accounts receivable during the periods ended September 30, 2016 and 2015, respectively, net of servicing fees of $440 and $345, included in the condensed consolidated statements of income.

4.   Inventories:

The amounts shown in the accompanying condensed consolidated balance sheets are analyzed as follows:

	September 30, 2016	December 31, 2015
Held for sale:
Marine Fuel Oil	$143,205	$82,076
Marine Gas Oil	35,520	30,529
	178,725	112,605
Held for consumption:
Marine fuel	1,285	1,124
Lubricants	550	569
Stores	9	14
Victuals	147	219
	1,991	1,926
Total	$180,716	$114,531

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
 (Expressed in thousands of U.S. dollars –
Except for share and per share data, unless otherwise stated)

5.   Transactions with related parties:

The transactions with related parties presented in the accompanying condensed consolidated financial statements as of September 30, 2016 and December 31, 2015 and for the periods ended September 30, 2016 and September 30, 2015 are analyzed as follows:

Nine months ended September 30, 2016
	Sales of Marine Petroleum Products- related companies*	Voyage Revenues*	Other Revenues*	Cost of Marine Petroleum Products- related companies	Cost of voyage revenues	Selling and Distribution	General and Administrative
a) Aegean Oil S.A.	$654	$4,507	$-	$49,059	$122	$435	$-
b) Aegean Shipping Management S.A.	1,200	-	-	-	-		-
c) Gener8 Maritime Inc.	4,584	-	-	-	-		150
d) Unique Tankers LLC	-	-	-	-	-		-
e) Melco S.A.	22	-	-	113	-		-
f) Aegean V	-	-	-	-	-		-
g) Aegean VIII	-	3,959	-	-	-		-
h) Other	703	77	173	-	-		457
Total	$7,163	$8,543	$173	$49,172	$122	$435	$607

Nine months ended September 30, 2015
	Sales of Marine Petroleum Products- related companies*	Voyage Revenues*	Other Revenues*	Cost of Marine Petroleum Products- related companies	Cost of voyage revenues	Selling and Distribution	General and Administrative
a) Aegean Oil S.A.	$-	$1,675	$-	$115,859	$149	$670	$-
b) Aegean Shipping Management S.A.	1,408	-	-	-	-		-
c) Gener8 Maritime Inc.	7,079	-	-	-	-		149
d) Unique Tankers LLC	-	-	-	-	-		-
e) Melco S.A.	-	-	150	2,716	-		-
f) Aegean V	-	1,911	-	-	-		-
g) Aegean VIII	-	2,031	-	-	-		-
h) Other	861	71	-	-	-		450
Total	$9,348	$5,688	$150	$118,575	$149	$670	$599

*Included in the revenues from related parties in the accompanying condensed consolidated statements of income.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
 (Expressed in thousands of U.S. dollars –
Except for share and per share data, unless otherwise stated)

As of September 30, 2016
	Due from related companies	Trade Receivables from related companies	Trade Payables to related companies	Other Payables to related companies
a) Aegean Oil S.A.	$9,368	$8,392	$-	$27
b) Aegean Shipping Management S.A.	28	3,342	-	-
c) Gener8 Maritime Inc.	4	-	-	-
d) Unique Tankers LLC	-	-	-	-
e) Melco S.A.	-	-	2	5
f) Aegean V	100	-	-	-
g) Aegean VIII	763	-	-	-
h) Other	1,261	1,175	-	1,273
Total	$11,524	$12,909	$2	$1,305

As of December 31, 2015
	Due from related companies	Trade Receivables from related companies	Trade Payables to related companies	Other Payables to related companies
a) Aegean Oil S.A.	$4,524	$14,309	$-	$10
b) Aegean Shipping Management S.A.	1,190	3,542	-	-
c) Gener8 Maritime Inc.	-	798	-	-
d) Unique Tankers LLC	-	-	-	-
e) Melco S.A.	-	-	4	18
f) Aegean V	100	-	-	-
g) Aegean VIII	581	-	-	-
h) Other	492	314	-	1,158
Total	$6,887	$18,963	$4	$1,186

Sales of Marine Petroleum Products - related companies
Aegean Shipping Management, Gener8 Maritime, Unique Tankers LLC and certain other companies related with Mr. Dimitris Melisanidis, our Founder and Head of Corporate Development or related with Mr. Peter C. Georgiopoulos, our Chairman of the Board are customers of the Company. The Company's sales of marine fuel and lubricants to its customers are included under related companies' revenues in the accompanying condensed consolidated statements of income.

Trade Receivables from related companies
The amounts due from the Company's related parties for the sales of marine petroleum products are included under due Trade Receivables from related companies in the accompanying condensed consolidated balance sheets.

Voyage Revenues
The Company provides barging services to Aegean Oil S.A. through its vessels located in Piraeus. Further, the Company's vessels Amorgos, Karpathos and Naxos provide freight services Aegean VIII and also to certain other companies related with Mr. Dimitris Melisanidis, our Founder and Head of Corporate Development. The Company's revenues under these contracts are included under voyage revenues from related parties in the accompanying condensed consolidated statements of income.

Due from related companies
The amounts due from the Company's related parties for voyage revenues are included under due from related companies in the accompanying condensed consolidated balance sheets. As of September 30, 2016, the amount includes $600 owed by Ecofighter, a company owned and controlled by relatives of Mr. Dimitris Melisanidis, for the purchase of Aegean Princess (refer to Note 6)

Cost of Marine Petroleum Products - related companies
The Company has entered into a ten-year Marine Fuel Supply Service Agreement with Aegean Oil S.A., which terminates on December 31, 2016 and which provides for the purchase of a minimum quantity of marine fuel per month. In addition, the Company occasionally purchases marine petroleum products from Melco S.A. Purchases of marine petroleum products are included under related companies' cost of marine petroleum products sold in the accompanying condensed consolidated statements of income.

The Company occasionally uses vessels of Aegean Shipping Management and Gener8 Maritime Inc. for transportation of its cargo. Hire charges are included under related companies' cost of marine petroleum products sold in the accompanying condensed consolidated statements of income.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
 (Expressed in thousands of U.S. dollars –
Except for share and per share data, unless otherwise stated)

Trade Payables to related companies
The amounts due for purchases of marine petroleum products are included under trade payables to related companies in the accompanying condensed consolidated balance sheets.

Cost of voyage revenues - Selling and Distribution
Purchases of marine petroleum products from Aegean Oil that are consumed in connection with the Company's voyage revenues are included in the cost of voyage revenues in the accompanying condensed consolidated statements of income. All other purchases of marine petroleum products from Aegean Oil are included in the selling and distribution expense in the accompanying condensed consolidated statements of income.

General and administrative expenses
Under general and administrative expenses in the accompanying condensed consolidated statements of income the Company includes office rentals paid to related companies owned by Mr. Dimitris Melisanidis and Mr. Georgiopoulos, under the head offices and USA offices rental, respectively.

Other Payables to related companies
The amounts due to the Company's related parties for hire charges, bunkers for own consumption and office rent are included under due to related companies in the accompanying consolidated balance sheets.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
 (Expressed in thousands of U.S. dollars –
Except for share and per share data, unless otherwise stated)
6.   Vessels:

During the nine months ended September 30, 2016, the movement of the account vessels was as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2015	$480,346	(109,328)	$371,018
- Vessels acquired and delivered	8,667	-	8,667
- Vessels sold	(31,612)	18,377	(13,235)
- Depreciation	-	(12,609)	(12,609)
Balance, September 30, 2016	$457,401	(103,560)	$353,841

On September 9, 2016, the Company completed the sale and delivered the double hull bunkering tanker, Aegean Princess, to a related party purchaser for a price of $800, net of commission. The loss on the disposal of $3,922 was calculated as the net sales price less the carrying value of the asset group, comprising the net book value of the vessel and the unamortized dry-docking costs, of $4,722. This loss is included under the loss on sale of vessels in the condensed consolidated statements of income.

On July 18, 2016, the Company completed the sale and delivered the non-self-propelled bunkering barge, PT25, to a third-party purchaser, for a price of $169 (CAD 220,000). The gain on disposal of $47 was calculated as the net sales price less the carrying value of the vessel of $116 and is included in the loss on sale of vessels in the condensed consolidated statements of income.

On June 24, 2016, the Company completed the sale and delivered the double hull bunkering tanker, Sara, to an unaffiliated third-party purchaser for a price of $2,303, net of commission. The loss on the disposal of $801 was calculated as the net sales price less the carrying value of the asset group, comprising the net book value of the vessel and the unamortized dry-docking costs, of $3,104. This loss is included under the loss on sale of vessels in the condensed consolidated statements of income.

On June 7, 2016, the Company completed the sale and delivered Supporter 2, a bunkering barge previously employed in Ghana, to an unaffiliated third-party purchaser for a price of $110, net of commission. The loss on the disposal of $15 was calculated as the net sales price less the carrying value of the vessel of $125. This loss is included under the loss on sale of vessels in the condensed consolidated statements of income

On May 11, 2016, the Company completed the sale and delivered the double hull bunkering tanker, Aegean Champion, to an unaffiliated third-party purchaser for a price of $5,529, net of commission. The loss on the disposal of $1,621 was calculated as the net sales price less the carrying value of the asset group, comprising the net book value of the vessel and the unamortized dry-docking costs, of $7,150. This loss is included under the loss on sale of vessels in the condensed consolidated statements of income.

On March 23, 2016, the Company took delivery of Umnenga, a 66,895 dwt double hull bunkering tanker built in 1993 to deploy in its service station in South Africa. The vessel was purchased from a third-party seller with a total cost of $8,667.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
 (Expressed in thousands of U.S. dollars –
Except for share and per share data, unless otherwise stated)
7.   Other fixed assets:

The amounts in the accompanying condensed consolidated balance sheets are analyzed as follows:

	Land	Buildings	Storage Facility	Other	Total
Cost, December 31, 2015	$9,036	$3,459	$226,910	$21,583	$260,988
- Additions	-	-	-	165	165
- Disposals	-	-	-	(160)	(160)
Cost, September 30, 2016	9,036	3,459	226,910	21,588	260,993

Accumulated depreciation, December 31, 2015	-	(724)	(5,591)	(7,890)	(14,205)
- Depreciation expense	-	(94)	(3,878)	(2,363)	(6,335)
- Disposals	-	-	-	146	146
Accumulated depreciation, September 30, 2016	-	(818)	(9,469)	(10,107)	(20,394)

Net book value, December 31, 2015	9,036	2,735	221,319	13,693	246,783
Net book value, September 30, 2016	$9,036	$2,641	$217,441	$11,481	$240,599

8.   Deferred charges:

During the nine months ended September 30, 2016, the movement of the account deferred charges was as follows:

	Dry-docking	Financing Costs	Total
Balance, December 31, 2015	$20,551	$4,456	$25,007
- Additions	3,938	2,781	6,719
- Disposals	(1,982)	-	(1,982)
- Amortization for the period	(5,494)	(2,610)	(8,104)
Balance, September 30, 2016	$17,013	$4,627	$21,640

The amortization for dry-docking costs is included in cost of revenue and in selling and distribution cost in the accompanying condensed consolidated statements of income, according to their function. Deferred financing costs related to revolving credit facilities are presented within deferred charges. The amortization of financing costs is included in interest and finance costs in the accompanying consolidated statements of income.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
 (Expressed in thousands of U.S. dollars –
Except for share and per share data, unless otherwise stated)

9.   Goodwill and intangible assets:

Goodwill: Goodwill identified represents the purchase price in excess of the fair value of the identifiable net assets of the acquired business at the date of acquisition. The Company tested its goodwill at December 31, 2015. The Company calculated the fair value of the reporting unit using the discounted cash flow method, and determined that the fair value of the reporting unit exceeded its book value including the goodwill. The discounted cash flows calculation is subject to management judgment related to revenue growth, capacity utilization, the weighted average cost of capital (WACC), of approximately 7%, and the future price of marine fuel products. No impairment loss was recorded at September 30, 2016.

Intangible assets: The Company has identified finite-lived intangible assets associated with concession agreements acquired with the purchase of the Las Palmas and Panama subsidiaries, a non-compete covenant acquired with the Aegean NWE. The values recorded have been recognized at the date of the acquisition and are amortized on a straight line basis over their useful life.

The amounts in the accompanying condensed consolidated balance sheets are analyzed as follows:

		Concession agreements	Non-compete covenant	Total
Cost as of	December 31, 2015	$ 12,025	$ 3,365	$ 15,390
	September 30, 2016	12,025	3,365	15,390
Accumulated Amortization as of	December 31, 2015	(3,639)	(2,973)	(6,612)
	September 30, 2016	(4,147)	(3,365)	(7,512)
NBV as of	December 31, 2015	8,386	392	8,778
	September 30, 2016	7,878	-	7,878
Future Amortization Expense	October 1, to December 31, 2016	170	-	170
	2017	676	-	676
	2018	676	-	676
	2019	676	-	676
	2020	678	-	678
	Thereafter	$ 5,002	$ -	$ 5,002

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
 (Expressed in thousands of U.S. dollars –
Except for share and per share data, unless otherwise stated)

10.  Total debt:

The amounts comprising total debt are presented in the accompanying condensed consolidated balance sheet as follows:

Loan Facility	September 30, 2016	December 31, 2015
Short-term borrowings:
Revolving overdraft facility dated 5/6/2015	$-	$5,356
Security agreement dated 8/9/2016	100,000	80,000
Borrowing base facility agreement dated 9/16/2016	203,045	164,141
Overdraft deposit accounts	566	-
Total short-term borrowings	$303,611	$249,497
Long-term debt:
Secured syndicated term loan dated 8/30/2005	$16,070	$17,780
Secured term loan facility dated 12/19/2006	9,320	11,420
Secured term loan dated 10/25/2006	14,926	16,043
Secured term loan dated 10/27/2006	9,011	9,929
Secured syndicated term loan dated 10/30/2006	39,947	42,518
Secured term loan dated 9/12/2008	17,922	21,128
Secured syndicated term loan dated 4/24/2008	22,154	23,627
Secured syndicated term loan dated 7/8/2008	-	341
Secured term loan dated 4/1/2010	794	977
Roll over agreement dated 4/1/2010	4,033	4,233
Roll over agreement dated 3/21/2014	3,453	3,786
Senior convertible notes 2013, net of discount	79,928	77,911
Senior convertible notes 2015, net of discount	44,011	42,658
Borrowing base facility agreement dated 9/16/2016	75,000	75,000
Term loan facility agreement dated 10/7/2015	113,821	119,812
Secured term loan dated 3/22/2016	7,348	-
Less: Deferred financing costs	(5,392)	(6,645)
Total	452,346	460,518
Less: Current portion of long-term debt	(25,743)	(26,398)
Long-term debt, net of current portion and deferred financing costs	$426,603	$434,120

The deferred financing costs of long-term bank loans and Senior Notes are presented as presented as a deduction of the non-current portion of long-term debt in the condensed consolidated statement of financial position. The amortization of deferred financing costs is included in interest and finance costs in the accompanying condensed consolidated statements of income.

On September 16, 2016, Aegean Marine Petroleum S.A., Aegean Petroleum International Inc. and Aegean NWE N.V., the Company's wholly-owned subsidiaries, renewed its $1 billion Secured Multicurrency Revolving Credit Facility with a syndicate of commercial lenders for one and two year period regarding Tranche A of $155,000 and Trance B of $75,000 respectively. Interest rate margins remain the same.

On August 9, 2016, Aegean Bunkering U.S.A., the Company's subsidiary, renewed its loan agreement for an amount up to $250,000 for one year period. The renewed facility bears interest at LIBOR plus margin.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
 (Expressed in thousands of U.S. dollars –
Except for share and per share data, unless otherwise stated)

On March 22, 2016, the Company's subsidiary, Aegean Bunkering Services Inc., entered into a secured term loan for an amount of $13,000. The loan bears interest at LIBOR plus a margin of 4.5% and is repayable in twelve quarterly instalments, plus a balloon payment of $4,286. The proceeds were used purchase Umnenga, a 66,895 dwt double hull bunkering tanker (refer to Note 6) and to repay the existing credit facility of the subsidiary.

As at September 30, 2016, the Company was in compliance with all of its financial covenants contained in its credit facilities.

The annual principal payments of long-term debt required to be made after September 30, 2016 are as follows:

Amount
October 1 to December 31, 2016	$6,436
2017	108,538
2018	179,589
2019	78,453
2020	41,073
2021 and thereafter	54,261
Total principal payments	468,350
Less: Unamortized portion of notes' discount	(10,612)
Less: Deferred financing costs	(5,392)
Total long-term debt	$452,346

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
 (Expressed in thousands of U.S. dollars –
Except for share and per share data, unless otherwise stated)

11.  Derivatives and fair value measurements:

The Company uses derivatives in accordance with its overall risk management strategy.  The changes in the fair value of these derivatives are recognized immediately through earnings.

The following describes the Company's derivative classifications:

The Company enters into interest rate swap contracts to economically hedge its exposure to variability in its floating rate long-term debt.  Under the terms of the interest rate swaps, the Company and the bank agreed to exchange at specified intervals the difference between paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amount and maturity.  Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates to equivalent fixed rates.

As of September 30, 2016 and December 31, 2015, the Company was committed to the following interest rate swap arrangements:

	As of September 30, 2016
	Interest Rate Index	Principal Amount	Fair Value/ Carrying Amount of Asset/ (Liability)	Remaining term	Fixed Interest Rate
U.S. Dollar-denominated Interest Rate Swap	Euribor	$4,100	$(503)	9.50	2.35%
U.S. Dollar-denominated Interest Rate Swap	Libor	75,000	(805)	4.68	1.39%
U.S. Dollar-denominated Interest Rate Swap	Libor	75,000	(736)	4.67	1.35%
U.S. Dollar-denominated Interest Rate Swap	Libor	75,000	517	4.77	0.95%

	As of December 31, 2015
	Interest Rate Index	Principal Amount	Fair Value/ Carrying Amount of Asset/ (Liability)	Weighted-average remaining term	Fixed Interest Rate
U.S. Dollar-denominated Interest Rate Swap	Euribor	$4,233	$(420)	10.25	2.35%

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
 (Expressed in thousands of U.S. dollars –
Except for share and per share data, unless otherwise stated)

The Company is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, the Company enters into derivative transactions with counterparties that are rated AAA or at least A at the time of the transactions.

The Company enters into foreign currency contracts to hedge its exposure to variability in foreign currency related to the repayment of its long-term debt in foreign currency.  Under the terms of the foreign currency contracts, the Company agreed with the bank to exchange currencies at specified exchange rates for the scheduled outflows from the loan repayment. As of September 30, 2016, the Company was committed to 5 year currency arrangements to exchange currencies at agreed rates and for amounts related to the repayment of its foreign currency long-term loan.

The Company uses fuel pricing contracts to hedge exposure to changes in the net cost of marine fuel purchases. The Company has the right of offset with the counterparty of the fuel pricing contracts, and settles outstanding balances on a monthly basis.  Therefore, these amounts are presented on a net basis in the condensed consolidated balance sheets (on a gross basis: an asset of $29,017 and a liability of $38,118, as of September 30, 2016 and an asset of $46,949 and a liability of $24,533 as of December 31, 2015).

The following table presents information about our derivative instruments measured at fair value and their locations on the condensed consolidated balance sheets:

		As of
	Balance Sheet Location	September 30, 2016	December 31, 2015
Fuel pricing contracts
	Derivative asset, current	$-	$22,416
Fuel pricing contracts	Derivative liability, current	(9,101)	-
Currency contracts	Derivative liability, current	(99)	-
Currency contracts	Derivative liability, non-current	(728)	-
Interest rate swaps	Derivative liability, non-current	(1,528)	(420)
Total, net		$11,456	$21,996 9,340

The following table presents the effect and financial statement location of our derivative instruments on our condensed consolidated statements of income for the nine months ended September 30, 2016 and 2015:

		Nine months ended September 30,
Income/ (Loss)	Statements of Income Location	2016	2015

Fuel pricing contracts	Cost of revenue - third parties	$(42,061)	$28,301
Currency contracts	Foreign exchange losses, net	(769)	-
Interest rate swaps	Interest and finance costs	(1,457)	64
Total		$(44,287)	$28,365

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
 (Expressed in thousands of U.S. dollars –
Except for share and per share data, unless otherwise stated)

The following table sets forth by level our assets/ liabilities that are measured at fair value on a recurring basis.  As required by the fair value guidance, assets/ liabilities are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

		Fair value measurements at September 30, 2016
Liabilities	Total	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Interest rate swaps	$(1,528)	-	$(1,528)	-
Currency contracts	(827)		(827)
Fuel pricing contracts	(9,101)	-	(9,101)	-

Total	$(11,456)	-	$(11,456)	-

		Fair value measurements at December 31, 2015
Assets/ (Liabilities)	Total	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Interest rate swaps	$(420)	-	$(420)	-
Fuel pricing contracts	22,416	-	22,416	-

Total	$21,996	-	$21,996	-

The fair value of the interest rate swaps is determined using the discounted cash flow method based on market-based EURIBOR or LIBOR rates swap yield curves, taking into account current interest rates. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility, and correlations of such inputs.

The fair value of the foreign currency contracts is determined based on the agreed fixed and the current exchange currency for the amount agreed to be exchanged on each contract.

The Company uses observable inputs to calculate the mark-to-market valuation of the fuel pricing derivatives. Fuel pricing contracts are valued using quoted market prices of the underlying commodity. During the periods ended September 30, 2016 and 2015, the Company entered into fuel pricing contracts for 23,246,413 metric tons and 12,893,889 metric tons, respectively.

The Company's derivatives trade in over the counter markets, and as such, model inputs are generally observable and do not require significant management judgment. Such instruments are classified within Level 2 of the fair value hierarchy.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
 (Expressed in thousands of U.S. dollars –
Except for share and per share data, unless otherwise stated)

12.  Revenues and Cost of revenues:

The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:

	Nine months Ended September 30,
	2016	2015

Sales of marine petroleum products	$2,821,064	$3,244,375
Voyage revenues	20,069	22,916
Other revenues	38,911	37,027
Total Revenues	2,880,044	3,304,318

Cost of marine petroleum products	2,579,032	3,026,566
Cost of voyage revenues	11,134	10,903
Cost of other revenues	27,191	23,337
Total Cost of Revenues	$2,617,357	$3,060,806

Included in the cost of revenues is depreciation of $4,738 and $3,418 for the nine months ended September 30, 2016 and 2015, respectively.

13.  Selling and distribution:

The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:

	Nine months Ended September 30,
	2016	2015

Salaries	$39,684	$38,972
Depreciation	10,816	11,184
Vessel hire charges	15,340	21,466
Amortization of dry-docking costs	4,657	4,119
Vessel operating expenses	21,762	20,828
Bunkers consumption	9,430	13,039
Storage costs	32,357	29,636
Broker commissions	3,732	4,197
Provision for doubtful accounts	1,191	1,161
Other	9,952	8,443
Selling and Distribution expenses	$148,921	$153,045

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
 (Expressed in thousands of U.S. dollars –
Except for share and per share data, unless otherwise stated)

14.  General and administrative:

The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:

	Nine months Ended September 30,
	2016	2015

Salaries	$17,572	$14,375
Depreciation	2,180	2,046
Office expenses	17,098	15,038
General and Administrative expenses	$36,850	$31,459

15.  Commitments and contingencies:

Lease commitments: The Company leases certain property under operating leases, which require the Company to pay maintenance, insurance and other expenses in addition to annual rentals. The minimum annual payments under all non-cancelable operating leases at September 30, 2016 are as follows:

October 1 to December 31, 2016	$9,925
2017	28,132
2018	25,732
2019	13,772
2020	13,334
Thereafter	139,565
Total minimum annual payments under all non-cancelable operating leases	$230,460

Rent expense under operating leases was $31,650 and $25,996 for the nine months period ended September 30, 2016 and 2015, respectively.

Legal Matters:

In November 2005, an unrelated party filed a declaratory action against one of the Company's subsidiaries before the First Instance Court of Piraeus, Greece. The plaintiff asserted that he was instrumental in the negotiation of the Company's eight-year Fuel Purchase Agreement with a government refinery in Jamaica and sought a judicial affirmation of his alleged contractual right to receive a commission of $0.01 per metric ton of marine fuel over the term of the contract. In December 2008, the First Instance Court of Piraeus dismissed the plaintiff's action as vague and inadmissible, however the Company appealed that decision on the grounds that there was no contract between the Company and the plaintiff and that the court lacked jurisdiction. While the action was pending in Greece, the plaintiff commenced a new action involving the same cause of action before the Commercial Court of Paris, France, which dismissed that action in June 2009. The plaintiff's appeal of the dismissal was denied by the Paris Court of Appeal in February 2010. In January 2012, the plaintiff commenced a new action relating to the same allegations before the Commercial Court of Paris, which was dismissed on June 27, 2012 in favor of the competence and jurisdiction of the Greek courts. In July 2012, the plaintiff filed a "contredit," an appeal procedure under French law. In November 2013, the Court held that there is no matter pending in Greece that would allow the French courts to decline jurisdiction to the benefit of the Greek proceedings. As a result, the case is to return to the Commercial Court of Paris which should have to examine the admissibility of Mr. Varouxis' claim in France. The relevant pleadings were issued on December 18, 2015. According to its decision the French Court held that Varouxis is entitled to a part compensation based on a half of its claim fee of $0.01 per metric ton sold but limited to the amount of $670 with respect to the years 2005 to 2008. The Judgement is enforceable subject to the submission by Mr Varouxis to AMP of a bank guarantee as counter-security covering the reimbursement to AMP of the said sum plus interest. Until now Mr. Varouxis has been unable to submit a properly worded bank guarantee. In the meantime, both AMP and Mr. Varouxis have filed contrary appeals versus the decision issued. Both parties have now submitted their respective pleadings, but the relevant pleading has not yet been scheduled. In any event our position continues to be that this claim is unwarranted and lacking in merit and that the outcome of this lawsuit will not have a material effect on the Company.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
 (Expressed in thousands of U.S. dollars –
Except for share and per share data, unless otherwise stated)

On December 18, 2014, the Company and Aegean Bunkering (USA) LLC, or the Aegean Parties, filed a one-count complaint for breach of contract against Hess Corporation, or Hess, in New York Supreme Court, New York County (653887/2014). In the complaint, the Aegean Parties allege that Hess breached certain express representations and warranties in representing its financial condition in an agreement pursuant to which Hess sold its bunker oil business to Aegean Bunkering (USA) LLC. The Aegean Parties claim approximately $28,000 in compensatory damages, exclusive of interest and costs. On February 9, 2015, Hess filed an answer to the complaint. During the course of discovery, through co-counsel Boies Schiller & Flexner LLP, the Aegean Parties filed a motion for leave to amend the complaint on December 15, 2015. The proposed amended complaint added a claim for fraud and fraudulent inducement in connection with the Agreement, seeking approximately $127 million in compensatory damages, exclusive of interest and costs, and punitive damages in an amount to be determined at trial. On Hess's consent, the Aegean Parties' motion to amend the complaint was granted on January 15, 2016. On February 3, 2016, Hess filed a motion to dismiss the amended complaint in part, specifically, the fraud and fraudulent inducement claim and portions of the contract claim. The Aegean Parties' responded to the motion to dismiss on March 4, 2016, and Hess submitted its reply on March 18, 2016. The parties are now awaiting a decision from the Court.

The Company has supplied bunkers through agreements with various entities of the O.W. Bunker Group, which filed for bankruptcy in November 2014. The Company issued notice to members of the O.W. Bunker Group for the request of payment for the value of the bunkers supplied. The Company's exposure for these supplies amounts to $4,951, of which $2,922 is recorded as a provision for doubtful accounts in our consolidated balance sheets.  The Company believes that the respective members of the O.W. Bunker Group were never the rightful owners of the bunkers and is currently trying to work out escrow or other practical solutions with the end users. The Company expects to recover the amount of at least $2,029.

A Company's subsidiary, Aegean Oil Terminal Corporation, has provided storage facilities through agreements to Alco Shipping Services LLC and Alco Fuel Trading LLC. In breach of their obligations under their agreements the debtors failed to deliver any products to the terminal and to pay the invoices in the principal sum of $450. Following various demands for payment and in the absence of payment, the Company's subsidiary has terminated their agreement and commenced legal proceedings against the debtors in the High Court of London. After lodging with the court the relevant application, claim for and witness statements the Company's subsidiary received a sealed order from the High Court in London giving permission to service the Claim Form and Particulars of Claim out of the jurisdiction upon the debtors in UAE. The UK Foreign and Commonwealth Office have now returned the service process request with the documents unserved due to the fact that the debtors have moved offices. The debtors do not have a valid defense and once the claim form is served upon them the Company expects to proceed to obtain a summary judgment from the High Court in London. As soon as a judgment is obtained the Company expects to proceed to execute the same by way of arrest and sale of any of the nine ships the debtors own.

Aegean Oil Terminal Corporation has also provided storage facilities through agreements to House of Gas Trading DMCC. In breach of their obligations under their agreements the debtors failed to deliver any products to the terminal and to pay the invoices in the principal sum of $882. Following various demands for payment and in the absence of payment, the Company has terminated their agreement and commenced legal proceedings against the debtors in the High Court of London. After lodging with the court the relevant application, claim for and witness statements the Company's subsidiary received a sealed order from the High Court in London giving permission to service the Claim Form and Particulars of Claim out of the jurisdiction upon the debtors in UAE. The UK Foreign and Commonwealth Office have not yet returned the service process request. The debtors do not have a valid defense and once the claim form is served upon them the Company expects to proceed to obtain a summary judgment from the High Court in London. As soon as a judgment is obtained the Company expects to proceed to execute the same by way of arrest and sale of their assets. An amount of $463 related to the receivables from House of Gas Trading DMCC is recorded as a provision for doubtful accounts in our consolidated balance sheet.

Various claims, suits, and complains, including those involving government regulations and product liability, arise in the ordinary course of business. In addition, losses may arise from disputes with charterers and agents and insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in the accompanying consolidated financial statements.

Environmental and other liabilities: The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the Company's exposure. Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in these condensed consolidated financial statements. The Company's Protection and Indemnity ("P&I") insurance policies cover third-party liability and other expenses related to injury or death of crew, passengers and other third parties, loss or damage of cargo, claims arising from collisions with other vessels, damage to other third-party property, and pollution arising from oil or other substances.  The Company's coverage under the P&I insurance policies, except for pollution, are unlimited. Coverage for pollution is $1,000,000 per vessel per incident.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
 (Expressed in thousands of U.S. dollars –
Except for share and per share data, unless otherwise stated)

16.  Equity incentive plan:

The Company measures stock-based compensation cost at grant date, based on the estimated fair value of the award which is determined by the closing price of the Company's common stock traded on the NYSE on the grant date, and recognizes the cost as expense on a straight-line basis (net of estimated forfeitures) over the requisite service period. The expense is recorded in the general and administrative expenses in the accompanying condensed consolidated statements of income. Aegean is incorporated in a non-taxable jurisdiction and accordingly, no deferred tax assets are recognized for these stock-based incentive awards.

All grants of nonvested stock issued under the 2015 Plan are subject to accelerated vesting upon certain circumstances set forth in the 2015 Plan.

The following table summarizes the status of the Company's non-vested shares outstanding for the nine months ended September 30, 2016:

	Non-vested Stock	Weighted Average Grant Date Market Price
January 1, 2016	1,965,983	$11.05
Granted	1,316,000	6.60
Vested	(1,469,156)	8.84
Forfeited	(20,000)	-
September 30, 2016	1,792,827	$9.21

Total compensation cost of $10,226 was recognized and included in the general and administrative expenses under the accompanying condensed consolidated statements of income for the nine months ended September 30, 2016, of which $3,230 was related to the accelerated vesting of Mr. Melisanidis' repurchased and retired shares (refer to Note 18).

As of September 30, 2016, there was $9,017 of total unrecognized compensation cost related to nonvested share-based compensation awards. This unrecognized compensation at September 30, 2016, is expected to be recognized as compensation expense over a weighted average period of 1.8 years as follows:

Amount
October 1 to December 31, 2016	$1,991
2017	4,845
2018	1,882
2019	299
$9,017

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
 (Expressed in thousands of U.S. dollars –
Except for share and per share data, unless otherwise stated)

17.  Earnings per common share:

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period using the two class method. The computation of diluted earnings per share assumes the granting of non-vested share-based compensation awards (refer to Note 16), for which the assumed proceeds upon grant are deemed to be the amount of compensation cost attributable to future services and not yet recognized using the treasury stock method, to the extent dilutive.

As of September 30, 2016 and 2015, the Company excluded 1,792,827 and 1,977,483 non-vested shares, respectively, as anti-dilutive. Non-vested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) and participate equally in undistributed earnings are participating securities, and thus, are included in the two-class method of computing earnings per share.

The treasury stock method is used in calculating diluted earnings per share for the Notes as the Company expects to settle the principal in cash.

The components of the calculation of basic earnings per common share and diluted earnings per common share are as follows:

	Nine months Ended September 30,
	2016	2015

Net income attributable to AMPNI shareholders	$35,846	$26,169

Less: Dividends declared and undistributed earnings allocated to unvested shares	(1,368)	(1,019)
Income available to AMPNI common stockholders, basic and diluted	$34,478	$25,150

Basic weighted average number of common shares outstanding	47,372,496	47,216,050

Diluted weighted average number of common shares outstanding	47,372,496	47,216,050

Basic earnings per common share	$0.73	$0.53
Diluted earnings per common share	$0.73	$0.53

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
 (Expressed in thousands of U.S. dollars –
Except for share and per share data, unless otherwise stated)

18.  Common Stock, Treasury Stock and Additional Paid-In Capital:

Repurchase and retirement of common stock

On August 16, 2016, the Company's Board of Directors approved the purchase 11,303,031 shares from Mr. Dimitris Melisanidis.  These shares were purchased and retired on September 15, 2016, for an aggregate purchase price of $99,580, which has been recorded in the stockholder's equity in the consolidated balance sheet as of September 30, 2016.

19.  Income taxes:

The Company operates through its subsidiaries, which are subject to several tax jurisdictions. The income tax expense/ (benefit) for the periods presented and the respective effective tax rates for such periods are as follows:

	Nine months Ended September 30,
	2016	2015
Current tax expense	$2,482	$932
Net deferred tax benefit	(671)	(1,662)
Income tax expense / (benefit)	$1,811	$(730)
Effective tax rate reconciliation	1,758.25%	22.93%

Our provision for income taxes for each of the nine-month periods ended September 30, 2016 and 2015 was calculated for the Company's subsidiaries based in Belgium, Canada, Germany, Russia and the U.S. that are subject to federal and state income taxes.

The reconciliation between the statutory tax expense on income from continuing operations to the income tax expense/ (benefit) recorded in the financial statements is as follows:

	Nine months Ended September 30,
	2016	2015
Income tax expense/(benefit) on profit before tax at statutory rates	$102)	$(1,096)
Effect of permanent differences	(1,913)	366
Total tax expense / (benefit)	$1,811	$(730)

Deferred income taxes that derive from our Belgian subsidiaries, are the result of provisions of the tax laws that either require or permit certain items of income or expense to be reported for tax purposes in different periods than they are reported for financial reporting.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
 (Expressed in thousands of U.S. dollars –
Except for share and per share data, unless otherwise stated)

20.  Business segments and geographical information:

The Company is primarily a physical supplier in the downstream marine petroleum products industry. Marine petroleum products mainly consist of different classifications of marine fuel oil, marine gas oil and lubricants.

The Company cannot and does not identify expenses, profitability or other financial performance measures by type of marine petroleum product supplied, geographical area served, nature of services performed or on anything other than on a consolidated basis (although the Company is able to segregate revenues on these various bases). As a result, management, including the chief operating decision maker, reviews operating results on a consolidated basis only. Therefore, the Company has determined that it has only one operating segment.

The Company is domiciled in the Marshall Islands but provides no services in that location. It is impracticable to disclose revenues from external customers attributable to individual foreign countries because where the customer is invoiced is not necessarily the country of domicile. In addition, due to the nature of the shipping industry, where services are provided on a worldwide basis, the country of domicile of the customer does not provide useful information regarding the risk that this disclosure is intended to address.

The Company's long-lived assets mainly consist of bunkering tankers which are positioned across the Company's existing territories and which management, including the chief operating decision maker, reviews on a periodic basis and reposition among the Company's existing or new territories to optimize the vessel per geographical territory ratio.

The Company's vessels operate within or outside the territorial waters of each geographical location and, under international law, shipping vessels usually fall under the jurisdiction of the country of the flag they sail. The Company's vessels are not permanently located within particular territorial waters and the Company is free to mobilize all its vessels worldwide at its own discretion.

21.  Subsequent events:

There are no subsequent events as of the date of issuance of this report.